

May 26, 2010

Michael T. Flynn
Executive Vice President and Chief Operating Officer
Eagle Bancorp, Inc.
7815 Woodmont Avenue
Bethesda, MD 20814

> **Re: Eagle Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-25923**

Dear Mr. Flynn:

We have reviewed your filing and have the following comments. We think you should amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-K Cross Reference Sheet, page 2

1.   We note that the cross reference sheet is not accurate with respect to the location of certain required disclosures. See, for example, the "Employees" section on page 104. Please revise.

Item 1. Business

Regulation, page 106

2.   You may not qualify this section by reference to statutes and regulations affecting
        bank holding companies. Please revise.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans

3.   Please provide the information required by Item 201(d) of Regulation S-K under
        Item 12 of Form 10-K rather than Item 5. See Regulation S-K Compliance and
        Disclosure Interpretation 106.01 for additional information.

Item 6. Selected Financial Data, page 3

4.   We note your presentation of "tangible common equity" and "tangible book
        value." These appear to be non-GAAP measures as defined by Regulation G and
        Item 10(e) of Regulation S-K. We note the use of non-GAAP measures in certain
        of your other Exchange Act filings as well. When you provide non-GAAP
        measures in the future, confirm that:

        • To the extent you disclose or release publicly any material information that
          includes a non-GAAP measure, you will label the measure as non-GAAP and
          provide a reconciliation to the most comparable GAAP measure;

        • To the extent that you disclose a non-GAAP measure in a Form 8-K under
          Item 2.02, you will provide all of the disclosures required by Item 10(e)(1)(i)
          of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

        • To the extent you disclose a non-GAAP measure in a filing with the
          Commission, you will comply with all of the requirements in Item 10(e) of
          Regulation S-K, including clearly labeling the ratio as a non-GAAP measure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation

Nonperforming Assets, page 25

5.   We note your disclosure that you have no troubled debt restructurings at either
        December 31, 2009 or 2008. Please tell us and revise to disclose whether you
        have modified any loans you that you do not consider to be troubled debt

restructurings (e.g., loan extensions, payment deferrals, etc.). Revise to describe the terms of any such modifications and quantify the modifications made by type. Please tell us why you do not consider them to me troubled debt restructurings under the applicable accounting guidance.

6.   Please revise to provide an expanded discussion of potential problem loans and the extent to which they have historically migrated to non-performing status. Your revisions should clarify how the significant increase in these loans was considered in developing the allowance for loan losses. It may be helpful to specifically address the nature of the underlying loans.

7.   Please revise to provide an expanded discussion of your policy for obtaining updated appraisals for collateral dependent loans. Describe any adjustments you make to appraisals, including those made as a result of outdated appraisals, and how you consider updated/adjusted appraisals when considering the overall adequacy of the allowance for loans losses for similar loans.

Item 8. Financial Statements and Supplementary Data

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 54

8.   Please revise to disclose your policy for accounting for securities sold under repurchase agreements. Clearly identify whether you account for any of these transactions as sales. Please revise to quantify the amount sold, if any, at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

9.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

10.   Please revise to disclose all of the performance goals utilized in establishing potential and actual payments to your named executive officers for the 2009 fiscal year under the Senior Executive Incentive Plan.

11.   Tell us why you have not included all of the information required by Item 402(j)

of regulation S-K or include it in your amended Form 10-K.

12.   We note that you have established performance goals for 2010 under the Senior
        Executive Performance Plan. Tell us why you have not filed a Form 8-K
        reporting that event.

Item 15. Exhibits, Financial Statement Schedules

13.   Tell us why you have not filed the following as exhibits to the Form 10-K:

   •   The related party office space leases that are disclosed on page 32 of your
       definitive proxy statement.

   •   The Senior Executive Incentive Plan.

   •   The "performance-based cash bonus plan" mentioned on page 15 of your
       definitive proxy statement.

   •   Mr. Flynn's employment agreement and the amendment thereto.

   •   The documents evidencing your credit facility with United Bank, including
       any amendments thereto.

Form 8-K filed May 3, 2010

14.   We note that several of your Current Reports on Form 8-K, including the one
        referenced above, that disclose information under Item 8.01 contain language
        indicating that the information disclosed shall not be deemed "filed" for purposes
        of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the
        liabilities of that section, nor shall it be deemed incorporated by reference in any
        filing under the Securities Act of 1933 or the Exchange Act of 1934, except as
        expressly set forth by specific reference in such filing. Please explain your basis
        for concluding that the information disclosed under Item 8.01 would not be
        deemed "filed" for purposes of Section 18.

 Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR as correspondence. Please understand that we may
have additional comments after reviewing your amendment and responses to our

comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney